1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 2, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a March 24, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 183 (“PEA 183”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on February 11, 2011. PEA 183 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO Total Return Fund IV, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Fund Summary—Ticker Symbols. Delete the share classes and ticker symbols from the beginning of the Fund Summary as this is additional information that is neither permitted nor required by Form N-1A. The ticker symbols need only appear on the front cover page of the Prospectus in response to Item 1 of Form N-1A.

Response: Comment accepted.

Comment 2: Fund Summary—Fee Table. Footnote 2 to the Fee Table discusses an expense reimbursement arrangement. Fill in the blank to indicate the term of the arrangement and confirm that the arrangement is consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A, specifically that the arrangement will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.

US    Austin    Boston    Charlotte    Hartford     Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco

Silicon Valley    Washington DC    EUROPE    Brussels    Dublin    London    Luxembourg    Moscow    Munich     Paris    ASIA    Beijing    Hong Kong

Brion R. Thompson May 2, 2011 Page 2

Response: Comment accepted. The expense reimbursement arrangement has an initial term, with respect to the Fund, through July 31, 2012. As the agreement will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, the Registrant believes the footnote and additional fee table captions are consistent with Instruction 3(e) to Item 3 of Form N-1A.

Comment 3: Fund Summary—Principal Investment Strategies. As this section indicates the Fund will invest in derivatives, please confirm that the Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and that the Fund’s derivatives disclosure is consistent with the observations made in the Letter.

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Fund’s derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of

Brion R. Thompson May 2, 2011 Page 3

the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information (“SAI”). The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 4: Fund Summary—Principal Investment Strategies. As this section states the Fund may engage in short sales, please confirm whether the “Other Expenses” line item of the Fee Table includes expenses relating to short sales, such as dividend expenses paid on short sales.

Response: The Registrant will estimate the Fund’s dividend expenses paid on short sales, if any, and to the extent such expenses equal or exceed 0.01% of the Fund’s estimated total expenses for its first fiscal year of operations, the Fund will reflect such estimated short sale expenses in the “Other Expenses” line item of its Fee Table.

Comment 5: Characteristics and Risk of Securities and Investment Techniques—Changes in Investment Objectives and Policies. This section states that the Board of Trustees may change the Fund’s investment objective without shareholder approval. In the event of such a change, please explain what notice, if any, is provided to shareholders.

Response: As you know, the Fund’s name does not subject the Fund to Rule 35d-1 under the Investment Company Act of 1940. In the unlikely event that the Board of Trustees ever approves a change to the Fund’s investment objective, the Registrant would revise or supplement the Fund’s prospectus and file the same with the SEC prior to first use. The Fund would promptly deliver the supplemented prospectus (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Fund would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Fund’s investment objective.

Statement of Additional Information

Comment 6: Investment Restrictions. There is a sentence on page 55 within the “Investment Restrictions” section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Brion R. Thompson May 2, 2011 Page 4

Response: The Registrant notes that the Staff has previously given this comment to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010. The Staff has also given this comment to several of the Registrant’s other post-effective amendments and to affiliated registrants’ post-effective amendments. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174.1 For the Registrant’s most recent position and analysis in response to the Staff’s comment, please see the Letter from J. Stephen King, Jr., PIMCO, to Brion R. Thompson, Division of Investment Management, SEC (March 10, 2011).

Summary Prospectuses

Comment 7: If the Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Form N-1A Item 13 Financial Highlights Information, but not other information from the Fund’s shareholder reports.

Response: As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not currently have a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in the Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at http://investments.pimco.com/prospectuses. You can also get this information at no cost by calling 1-800-927-4648 or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus and Statement of Additional Information, both dated July 31, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory

1	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Brion R. Thompson May 2, 2011 Page 5

Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                             *                            *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 183 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 2, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 183 to the Registrant’s registration statement under the Securities Act of 1933, as filed on February 11, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Audrey L. Cheng